EXHIBIT 9.2

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
WATCHIT TECHNOLOGIES, INC.

WATCHIT TECHNOLOGIES, INC., a Nevada corporation (the "Corporation"), hereby amends its Articles of Incorporation as follows:

1. Article III of the Articles of Incorporation of the Corporation is hereby amended with the addition of paragraph 10 to read as follows:

ARTICLE III

10. Designation and Description of Series D Preferred Stock. The Company hereby designates five million (5,000,000) shares of its authorized but unissued Preferred Stock as Series D Preferred Stock. The Series D Preferred Stock hereby authorized for issuance shall have the following terms, preferences, limitations and relative rights:

a)     Conversion into Common Stock.

(i) Right to Convert. Each share of Series D Preferred Stock shall be convertible, at the option of the holder thereof, at any time after twelve (12) months from the date of issuance (the "Conversion Date"), into an equal number of shares of fully paid and non-assessable share of Common Stock. based upon the price per share of the Common stock, based on the average of the closing bid price for the Company’s common stock for each of the five (5) consecutive trading days immediately prior to the date the holder gives notice to the Corporation of their intent to convert Unit(s). After a holding period of twelve (12) months, however, certificate holders shall receive a conversion discount to market of twenty (20%) percent ("Conversion Ratio").

(ii) Mechanics of Conversion.

Before any holder shall be entitled to convert, he/she shall surrender the certificate or certificates representing Series D Preferred Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or its transfer agent, and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Series D Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid. The Corporation will round down any fractional shares resulting in the calculation of Common shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series D Preferred Stock to be converted.

(iii) Adjustments to Conversion Ratio. (a) Merger or Reorganization. In case of any consolidation or merger of the Corporation as a result of which holders of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Series D Preferred Stock at least thirty (30) days prior to the consummation of such event a notice thereof, and each such holder shall have the option to either (i) convert such holder's shares of Series D Preferred Stock into shares of Common Stock pursuant to this Section 3 and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series D Preferred Stock would have been entitled upon such consolidation, merger or conveyance, or (ii) exercise such holder's rights pursuant to Section 4(a). Unless otherwise set forth by the Board of Directors, the Conversion Ratio shall not be affected by a stock dividend or subdivision (stock split) on the Common Stock of the Corporation, or a stock combination (reverse stock split) or stock consolidation by reseriesification of the Common Stock. However, once the Series D Preferred Stock has been converted to Common Stock, it shall be subject to all corporate actions that affect or modify the common stock.

(iv) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation, this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series D Preferred Stock against impairment.

(v) Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of Common Stock, that in their best estimate, as shall from time to time be sufficient to effect conversion of the Series D Preferred Stock.

b)     Liquidation Preference.

(i) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

(a) Series D Preferred Stock shall be equal to $2.50 per share with respect to each share of Series D Preferred Stock.

(b) If upon occurrence of a Liquidation the assets and funds thus distributed among the holders of the Series D Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series D Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(c) After payment of the full amounts to the holders of Series D Preferred Stock as set forth above in paragraph (1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on an "as converted" basis into Common Stock).

(ii) For purposes of this Section (c), and unless a majority of the holders of the Series D Preferred Stock affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation's acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity.

(c) If any of the assets of the Corporation are to be distributed other than in cash under this Section 4, then the board of directors of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser's valuation.

c)     Voting Rights.

Except as otherwise required by law, the holders of Series D Preferred Stock and the holders of Common Stock shall be entitled to notice of any stockholders' meeting and to vote as a single Series upon any matter submitted to the stockholders for a vote as follows: (i) the holders of each series of Preferred Stock shall have one vote for each full share of Common Stock into which a Share of such series would be convertible on the record date for the vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited; and (ii) the holders of Common Stock shall have one vote per share of Common Stock held as of such date.

d)     Reissuance

No share or shares of Series D Preferred Stock acquired by the Corporation by reason of conversion or otherwise shall be reissued as Series D Preferred Stock Preferred, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Series D Preferred Stock of the Corporation.